Exhibit 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports First Quarter 2005 Financial Results
- - - -
First Quarter Sales of $10.1 Million; 24.0% Increase over First Quarter 2004 Revenues

Hod Hasharon, Israel, April 19, 2005 - PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the first quarter ended March 31, 2005.

For the first quarter of 2005, sales were $10.1 million, representing an increase of 24.0 % over sales of $8.1 million for the first quarter of 2004 and a decrease of 13% from fourth quarter 2004 sales of $11.6 million.

The Company reported a net profit for the first quarter of 2005 of $0.8 million, or $0.04 per diluted share, compared with a net loss of $(0.06) million, or $(0.03) per diluted share, for the first quarter of 2004, and a net profit of $1.0 million, or $0.05 per diluted share, for the fourth quarter of 2004.

The Company noted that the sequential decrease in both sales and net profit during the first quarter of 2005 was primarily the result of the expected seasonal weakness in its end markets.

Net profit for the first quarter of 2005 includes $0.5 million of non-cash stock-based compensation expense, compared to $0.6 million of non-cash stock-based compensation expense in the first quarter of 2004, and $0.6 million of non-cash stock-based compensation expense in the fourth quarter of 2004.

Non-GAAP net income excludes the effects of non-cash stock-based compensation expense. Non-GAAP net income for the first quarter of 2005 was $1.3 million, or $0.06 per share, compared to non-GAAP net income for the first quarter of 2004 of $0.5 million or $0.02 per share, and non-GAAP net income for the fourth quarter of 2004 of $1.6 million, or $0.08 per share.

As of March 31, 2005, the Company had cash, cash equivalents and marketable debt securities of $76.6 million as compared to $80.8 million as of December 31, 2004. This decrease was caused by a one-time payment of withholding taxes, which occurred during the first quarter of 2005.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, "Throughout 2004 and into 2005 we have been witnessing a shift in demand from midspan to integrated products, which we believe signifies an increase in switch vendors readiness to embrace the benefits of Power over Ethernet technology. We expect this trend to become more prominent as new PoE-enabled switches enter the market, driving the emergence of integrated technology as an effective means to address the growing number of PoE capable applications."

"We have established a position as a leading provider of PoE solutions for the Voice over IP, wireless LAN and security markets. As technology continues to bring new products to the forefront of a variety of markets, we are seeing an increase, not only in the number of compliant products, but in the diversity of applications that are taking advantage of Ethernet-based power. During the quarter, we certified the world's first PoE-compliant flat-panel PC, and to date, have certified over 160 devices as PoE compliant. It is because of the expansion of the end markets that can benefit from this emerging technology that we believe a significant and expanding growth opportunity exists for PowerDsine."

He continued, "In addition to the expansion of PoE end markets, we are also witnessing demand for our products from a widening geographic base, as evidenced by the increased sales to the Asia-Pacific region during the first quarter of 2005. The continued expansion of our sales across these broadening markets demonstrates the expanded role that PoE technology is playing in today's world. We have successfully established PowerDsine as a leading provider of the PoE technology and believe we will lead the PoE market to power next-generation devices across multiple industries in the future. PoE is a market we created; it is a market we lead and it is a market we expect to lead the growth of in the years to come."

Earnings Conference call

The Company will host a conference call to discuss its financial results and other first quarter business developments at 8:00 a.m. EDT on Tuesday, April 19, 2005. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, April 19, 2005 until April 26, 2005 at 11:59 p.m. EDT. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 5909162.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine's future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the Digital Investor Kit™ icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT March 31, 2005
(U.S. dollars in thousands)

	March 31,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,114	$15,616
Short-term marketable debt securities	29,802	28,149
Accounts receivable	9,271	7,563
Inventories	1,325	1,431
Total current assets	55,512	52,759

PROPERTY AND EQUIPMENT - net	1,612	1,623

INVESTMENTS AND OTHER LONG-TERM ASSETS	33,456	38,743

Total assets	$90,580	$93,125
LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES	9,987	13,827

ACCRUED SEVERANCE PAY	2,131	1,973

Total liabilities	12,118	15,800
TOTAL SHAREHOLDERS' EQUITY	78,462	77,325
Total liabilities and shareholders' equity	$90,580	$93,125

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005
(U.S. dollars in thousands, except share and per share data)

	2005	2004
	Unaudited	Unaudited
SALES-net	$10,070	$8,124
COST OF SALES	4,710	4,034
GROSS PROFIT	5,360	4,090
RESEARCH AND DEVELOPMENT
EXPENSES	1,681	1,408
SELLING AND MARKETING EXPENSES	2,010	1,691
GENERAL AND ADMINISTRATIVE
EXPENSES	949	450
STOCK - BASED COMPENSATION	459	587
INCOME (LOSS) FROM OPERATIONS	261	(46)
FINANCIAL INCOME - net	565	21
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	826	(25)
TAXES ON INCOME	(34)	(33)
NET INCOME (LOSS) FOR THE PERIOD	$792	$(58)
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.04	$(0.03)
Diluted	$0.04	$(0.03)
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,386,586	1,677,839
Diluted	20,758,273	1,677,839

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands)

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown below a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user's overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three Months Ended March 31
	2005 Unaudited	2004 Unaudited
GAAP net Profit (loss) - for the period	$792	$(58)
Stock-based compensation expense	459	587
Pro forma (non-GAAP) net income- for the period	1,251	529

PRO FORMA NET INCOME PER ORDINARY SHARE:	$0.06	$0.02
WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4